SECURITIES AND EXCHANGE COMMISSION

                       WASHINGTON, D. C. 20549


                              FORM 11-K

                            ANNUAL REPORT


                  Pursuant to Section 15 (d) of the
                 Securities and Exchange Act of 1934

                For the year ended December 30, 1998


A. Full title of the plan and the address of the plan if different from that of the issuer named below:


               AMENDED AND RESTATED CRANE CO. SAVINGS
                         AND INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              CRANE CO.
                      100 First Stamford Place
                     Stamford, Connecticut 06902

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS


                                                   Page

INDEPENDENT AUDITORS' REPORT                             1

FINANCIAL STATEMENTS
Statements of Net Assets Available for
     Benefits as of December 30, 1998 and
     1997                                                2
Statements of Changes in Net Assets
     Available for Benefits for the years ended
     December 30, 1998 and December 30, 1997             3
Notes to Financial Statements                            4


SUPPLEMENTAL SCHEDULES AS OF DECEMBER 30, 1998 AND FOR THE YEAR ENDED DECEMBER 30, 1998

Item 27a - Schedule of Assets Held for Investment Purposes

Item 27d - Schedule of Reportable Transactions

INDEPENDENT AUDITORS' REPORT

Amended and Restated Crane Co. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Crane Co. Savings and Investment Plan (the "Plan") as of December 30, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 30, 1998 and (2) reportable transactions for the year ended December 30, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1998 financial statements taken as a whole.



Deloitte & Touche LLP
Stamford, Connecticut
June 16, 1999
                                1

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 30, 1998 AND 1997

                                            1998           1997
ASSETS

INVESTMENTS, AT FAIR VALUE:
Vanguard Money Market Reserves-
Prime Portfolio                        $  8,834,639   $  7,566,856
Vanguard Retirement Savings Trust        14,720,682     12,326,840
Vanguard/Windsor II                      38,685,366     33,915,332
Crane Co. Stock Fund                     68,330,914     63,566,399
Medusa Stock Fund                             -          1,217,548
Vanguard/Wellington Fund                 13,032,583     10,075,274
Vanguard/Morgan Growth Fund               9,030,654      6,943,158
Vanguard Fixed Income Securities-
Long-Term Corporate Portfolio             3,403,946      1,854,119
Vanguard Index Trust-500 Portfolio        6,349,975      2,470,073
Vanguard/PRIMECAP Fund                    4,682,986      2,654,394
Loan Fund                                 4,572,335      3,717,641
          Total investments             171,644,080    146,307,634

RECEIVABLES:
Company contributions (Crane  Co.
Stock Fund)                                 387,142        162,878
Employee contributions                    1,045,525        882,453
Employee loan payments                      163,498        130,787
Interest and dividends                        -            104,027

           Total receivables              1,596,165      1,280,145

            Total assets                173,240,245    147,587,779

LIABILITIES

Forfeitures due Crane Co. (Crane
Co. Stock Fund)                              68,175        244,942

NET ASSETS AVAILABLE FOR BENEFITS      $173,172,070   $147,342,837


See notes to financial statements.


                              2

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS  OF CHANGES  IN NET ASSETS  AVAILABLE  FOR  BENEFITS  FOR THE
YEARS ENDED DECEMBER 30, 1998 AND 1997

--------------------------------------------------------------
                                           1998            1997
CONTRIBUTIONS:
Employee                               $ 12,273,897   $  9,535,792
Crane Co.(Crane Co. Stock Fund)           4,524,259      3,458,814
   Total contributions                   16,798,156     12,994,606

EARNINGS ON INVESTMENTS:
Interest and dividends                    8,661,854      7,289,503
Net appreciation in fair value of
investments                               5,645,196     29,159,773
   Total earnings on investments         14,307,050     36,449,276

DISTRIBUTIONS TO PARTICIPANTS           (13,620,101)   (14,761,316)
ROLLOVERS AND TRANSFERS FROM
OTHER PLANS                               8,445,204      1,573,165
FORFEITURES (Crane Co. Stock Fund)          (68,175)      (244,942)
ADMINISTRATIVE EXPENSE AND OTHER            (32,901)       (10,031)

NET INCREASE IN NET ASSETS
AVAILABLE FOR BENEFITS                   25,829,233     36,000,758

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of period                    147,342,837    111,342,079

NET ASSETS AVAILABLE FOR BENEFITS
 End of period                         $173,172,070   $147,342,837





See notes to financial statements.

                              3

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
Notes to  Financial  Statements  For the Years Ended  December 30, 1998
and 1997
-----------------------------------------------------------------------


1. DESCRIPTION OF THE PLAN
 The following is a brief description of the Amended and Restated Crane Co. Savings and Investment Plan ("the Plan"). Participants should refer to the Plan agreement and amendments for more complete information.

A. General - The Plan is a defined contribution plan covering certain United States employees of Crane Co. and its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective December 30, 1997 the fiscal year end of the Plan was changed to December 30th.

B. Plan Amendments - The Plan was amended effective January 1, 1997 designating the portion of the Plan invested in Company Stock (consisting of (a) Contributing Companies matching contributions, which are invested in Company Stock through the Company Matching Contribution Stock Fund and (b) Participants' Deferred Savings contributions that participants have elected to invest in the Crane Co. Stock Fund, as an Employee Stock Ownership Plan, as defined in
   Section 4975 of the Internal Revenue Code. Effective June 1, 1997, employees are eligible to participate in the Plan on the first day of the month coincident with or next following their date of hire.

   C. Administration of the Plan - The authority to manage, control and interpret the Plan is vested in the Administrative Committee of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the "named Fiduciary" within the meaning of the Employee Retirement Income Security Act of 1974.

   D. Participation - Subject to certain conditions, U.S. employees of Crane Co. and eight of its subsidiaries: Huttig Sash & Door Company; Hydro-Aire, Inc.; Dyrotech Industries; Kemlite Company Inc.; Cochrane Inc.; Crane Capital Corp.; Unidynamics St.Louis Inc.;and Mark Controls Corporation (collectively, the "Employer") are eligible to participate in the Plan following completion of one year of service, as defined in the Plan document. Effective June 1, 1997, employees are eligible to participate in the Plan on the first day of the month coincident with or next following their date of hire.

   E. Contributions and Funding Policy - Participants may elect to contribute to the Plan from two to sixteen percent of their annual compensation. Effective June 1, 1997, the Plan no longer limited pretax contributions of non-highly compensated employees to 10 percent. In addition, the contribution limit for highly compensated employees, those whose 1998 earnings equal or exceed $80,000,is 7 percent. Contributions are invested in short-term, stock, equity, bond, company stock or fixed income funds selected by the participant. The Company contributes on a matching basis an amount equal to 50 percent, of up to the first 6 percent of each participant's deferred savings, which is invested in Company common stock. In accordance with the Internal Revenue Code, participant pretax contributions could not exceed $10,000 in 1998 and $9,500 in 1997.

   F. Expenses - Administrative expenses of the Plan (except those associated with the Crane Co. Stock Fund and the Medusa Stock Fund) are paid by the Employer. In addition personnel and facilities of the Employer used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Crane Co. Stock Fund and the Medusa Stock Fund are paid by the respective funds through automatic unit deductions. Participant loan fees are paid by the participant through automatic deductions.

   G. Vesting - Employee contributions are 100 percent vested. Vesting for employer contributions are as follows:

          Years of Service      Vested Interest
      Less than 1 year               None
      1 year but fewer than 2         20%
      2 years but fewer than 3        40%
      3 years but fewer than 4        60%
      4 years but fewer than 5        80%
      5 years or more                100%

  Participants   whose  employment   terminates  by  reason  of  death,
  permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).

  H. Distributions - A participant whose employment with the Company terminates can elect to receive all vested amounts, subject to applicable tax law. A participant may apply to the Administrative Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Internal Revenue Code. Any part of a participant's Company contribution portion which is not vested at the time of termination of employment is forfeited and used to reduce future Company contributions.

  I. Plan Termination - The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant in benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable. Subject to the requirements of the Internal Revenue Code, the Board of Directors shall thereupon direct either (i) that the Trustee continues to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) that the Trustee immediately distribute to each participant all amounts then credited to their account as a lump sum.

   J. Tax Status - The Plan received a determination letter dated March 3, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code (the "Code"). The Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statement.

  K. Rollovers and Transfers from Other Plans - Rollovers and transfers from other qualified plans are accepted by the Plan.
  Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by Crane Co. and participant account balances of new employees from other non-company qualified plans.

  L. Participant Loan Fund - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfers between the investment fund and the Loan fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prevailing prime lending rate on the first day of the Plan year plus 2 percent. Principal and interest are paid ratably through regular payroll deductions.

2. SUMMARY OF ACCOUNTING POLICIES
  The  following  is  a  summary  of  the  significant  accounting  and
  reporting   policies   followed  in   preparation  of  the  financial
  statements of the Plan.

 A.Investment Funds
   The Plan provides the following funds in which participants can elect to invest their Plan assets:

   Vanguard Money Market Reserves - Prime Portfolio - A diversified portfolio of money market instruments such as: domestic certificates of deposit and bankers' acceptances, commercial paper rated A1/P1 or better, U.S. Treasury and Government Agency securities and repurchase agreements on such securities and up to 50 percent of approved foreign banks net assets in Eurodollar certificates of deposit issued by approved U.S. banks and Yankee obligations. The intent is to maintain a constant net asset value of $1.00 per share.

   Vanguard  Retirement  Savings  Trust - Tax-exempt  collective  trust invested primarily in guaranteed investment contracts issued annually by insurance companies and commercial banks, and similar types of fixed principal investments. The intent is to maintain a constant net asset value of $1.00 per share. Plan assets in the
   Retirement Savings Trust are recorded at contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. The average yield was approximately, 6% during both 1998 and 1997. The crediting interest rate was approximately 6% at December 30,1998 and 1997. Generally, the fair value of Plan assets invested approximates contract value. Fair value of Plan assets invested was $14,720,682 and $12,326,840 at December 30, 1998 and 1997, respectively. According to the Trustee, the fair value of the Trust's assets approximated contract value at December 30,1998 and 1997.

   Vanguard/Windsor II - A diversified portfolio of equity securities seeking to provide long-term growth of capital and income. Its secondary objective is to provide a reasonable level of current income.

  Crane Co. Stock Fund - Investments in common stock of Crane Co.

  Medusa Stock Fund - This fund was established for the purpose of receiving the distribution of common shares of Medusa Corporation to all holders of record of Crane Co. common stock. This distribution occurred in October 1988. Participants were 100 percent vested in the shares of Medusa Corporation on the date they were allocated to their accounts.

  Participants may not direct future contributions into the Medusa Stock Fund or transfer investments into this fund from any other investment program. Participants may transfer all or part of their Medusa Stock Fund balance to any other investment option presently being offered. On June 19, 1998 a merger between Southdown, Inc., and Medusa Corporation was approved. Southdown shares received for Medusa shares have been sold, and participants that held shares in the Medusa Fund directed the proceeds from the sale to the other investment vehicles available in the Plan.

  Vanguard/Wellington Fund - A diversified portfolio of equity and fixed income securities aimed at conserving capital, providing reasonable levels of current income and profits without undue risks. Generally, 60-70 percent of net assets are allocated to equities and 30-40 percent to fixed income securities.

  Vanguard/Morgan Growth Portfolio - A diversified portfolio of equity securities seeking to provide long-term growth of capital; dividend income is incidental.

  Vanguard Fixed Income Securities - Long-Term Corporate Portfolio - A diversified portfolio of long-term investment-grade bonds seeking to provide a high and sustainable level of current income consistent with the maintenance of principal and liquidity by investing in a diversified portfolio of long-term investment-grade bonds.

  Vanguard Index Trust - 500 Portfolio - A broadly diversified portfolio of equity securities seeking to provide investment results that parallel the performance of the Standard & Poor's 500 Composite Stock Price Index. Given this objective the portfolio is expected to provide long-term growth of capital and income as well as a reasonable level of current income.

  Vanguard/PRIMECAP   Fund  -  A   diversified   portfolio   of  equity
  securities seeking to provide long-term growth of capital; dividend income is incidental.

  The Trustee may, at its discretion, keep any portion of the above-mentioned investment programs in cash or short-term commercial paper to accommodate withdrawals and administrative fees or deposit all or any part of such funds in a "General Account" pending further instruction by participants.

B. Investment Valuation - Investments in mutual funds are valued at the closing composite price published for the last business day of the year. The Crane Co. Stock Fund and Medusa Stock Fund are valued at the quoted market price of the respective companies. Participant loans are valued at cost, which approximates fair value.

Below are the investments whose fair value individually represented 5 percent or more of the Plan's net assets as of December 30, 1998 and 1997:

                                  1998                          1997
                         ------------------------   ---------------------------
                         Principal                    Principal
                          Amount($)        Market        Amount($)       Market
                         or               Value         or               Value
                         Shares/Units                Shares/Units
                         ------------------------   ---------------------------
Vanguard
Money Market Reserves-
Prime Portfolio           8,834,639   $ 8,834,639     7,566,856    $ 7,566,856
Vanguard/Windsor II       1,290,372   $38,685,366     1,190,429    $33,915,332
Vanguard
Retirement
Savings Trust           $14,720,682   $14,720,682   $12,326,840    $12,326,840
Vanguard/Wellington
Fund                        443,738   $13,032,583       343,163    $10,075,274
Vanguard/Morgan
Growth  Fund                463,586   $ 9,030,654         -              -
Crane Co. Stock Fund      1,548,050   $68,330,914     1,475,543    $63,566,399


 C. Investment Transactions and Investment Income - Investment transactions are accounted for on the date purchases or sales are executed. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants' accounts within the fund based on the participants' relative beginning balance. In accordance with Department of Labor requirements, realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the plan year.

D. Distributions to Participants- Benefit payments are recorded when paid.

 E. General - The financial statements are prepared in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3. PARTIES-IN-INTEREST
  The Plan has investments and transactions with parties-in-interest, those parties being The Vanguard Group, Crane Co. and participants with loan balances.

4. ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS
  Allocation by fund of net assets available for benefits as of December 30, 1998 and 1997 follows:

                                           1998            1997
Vanguard Money Market Reserves-
Prime Portfolio                        $  8,858,787    $  7,410,071
Vanguard Retirement Savings Trust        14,878,303      12,509,399
Vanguard/Windsor II                      38,934,082      34,185,530
Crane Co. Stock Fund                     68,923,335      63,943,709
Medusa Stock Fund                             -           1,217,716
Vanguard/Wellington Fund                 13,161,933      10,197,152
Vanguard/Morgan Growth Fund               9,113,259       7,025,128
Vanguard Fixed Income Securities-
Long-Term Corporate Portfolio             3,495,043       1,887,911
Vanguard Index Trust-
500 Portfolio                             6,464,044       2,530,707
Vanguard/PRIMECAP Fund                    4,770,949       2,717,873
Loan Fund                                 4,572,335       3,717,641
                                       $173,172,070    $147,342,837

5. INFORMATION RELATED TO CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS The changes in net assets available for benefits by fund for the years ended December 30, 1998 and December 30, 1997 were as follows:

Employee Contributions:

                                          1998           1997
Vanguard Money Market Reserves-
Prime Portfolio                       $   724,412     $  555,759
Vanguard Retirement Savings Trust         983,775      1,099,586
Vanguard/Windsor II                     2,878,854      2,586,989
Crane Co. Stock Fund                    2,566,224      1,667,638
Vanguard/Wellington Fund                1,474,142      1,306,773
Vanguard/Morgan Growth Fund               990,196        793,306
Vanguard Fixed Income Securities-
Long-Term Corporate Portfolio             357,363        244,739
Vanguard Index Trust-
500 Portfolio                           1,260,361        652,219
Vanguard/PRIMECAP Fund                  1,038,570        628,783
                                      $12,273,897     $9,535,792

Interest and Dividends:
                                         1998              1997
Vanguard Money Market Reserves-
Prime Portfolio                       $  424,598        $  430,202
Vanguard Retirement Savings Trust        775,291           729,613
Vanguard/Windsor II                    3,832,048         3,090,830
Crane Co. Stock Fund                     816,442           727,570
Medusa Stock Fund                          5,027            13,403
Vanguard/Wellington Fund               1,377,316           845,402
Vanguard/Morgan Growth Fund              685,995           934,578
Vanguard Fixed Income Securities-
Long-Term Corporate Portfolio            222,013           105,779
Vanguard Index Trust-
500 Portfolio                             77,873            46,502
Vanguard/PRIMECAP Fund                   169,213            89,406
Loan Fund                                276,038           276,218
                                      $8,661,854        $7,289,503

Net Appreciation (Depreciation)
in Fair Value of Investments:
Vanguard/Windsor II                  $ 1,912,775       $ 5,374,035
Crane Co. Stock Fund                   1,364,066        21,086,660
Medusa Stock Fund                         74,303           268,204
Vanguard/Wellington Fund                (106,862)          986,667
Vanguard/Morgan Growth Fund              856,852           598,948
Vanguard Fixed Income Securities-
Long-Term Corporate Portfolio             30,322            86,514
Vanguard Index Trust-
500 Portfolio                            899,998           406,592
Vanguard/PRIMECAP Fund                   613,742           352,153
                                      $5,645,196       $29,159,773

Distributions to Participants:
Vanguard Money Market Reserves-
Prime Portfolio                     $   (516,415)     $ (1,251,513)
Vanguard Retirement Savings Trust     (1,136,633)       (1,810,428)
Vanguard/Windsor II                   (3,649,942)       (3,213,836)
Crane Co. Stock Fund                  (5,535,194)       (6,529,552)
Medusa Stock Fund                       (170,422)         (321,203)
Vanguard/Wellington Fund                (784,231)         (603,281)
Vanguard/Morgan Growth Fund             (622,006)         (487,784)
Vanguard Fixed Income Securities-
Long-Term Corporate Portfolio           (280,936)         (221,235)
Vanguard Index Trust-
500 Portfolio                           (327,504)          (83,802)
Vanguard/PRIMECAP Fund                  (353,846)          (48,553)
Loan Fund                               (242,972)         (190,129)
                                    $(13,620,101)     $(14,761,316)

Transfer From (To) Other Funds:
                                          1998                     1997

Vanguard Money Market Reserves-
Prime Portfolio                      $   731,552       $   259,064
Vanguard Retirement Savings Trust        466,864            97,592
Vanguard/Windsor II                   (1,221,669)       (1,099,552)
Crane Co. Stock Fund                     638,255          (311,147)
Medusa Stock Fund                     (1,118,000)          (37,728)
Vanguard/Wellington Fund                (232,836)         (264,974)
Vanguard/Morgan Growth Fund             (272,783)         (255,723)
Vanguard Fixed Income Securities-
Long-Term Corporate Portfolio            638,269           147,982
Vanguard Index Trust-
500 Portfolio                            509,518           576,919
Vanguard PRIMECAP Fund                  (139,170)          887,567
                                     $     -           $     -

Rollovers and Transfers From
Other Plans:

Vanguard Money Market Reserves-
Prime Portfolio                       $  217,332        $   91,686
Vanguard Retirement Savings Trust      1,406,972           181,404
Vanguard/Windsor II                    1,167,553           426,788
Crane Co. Stock Fund                     849,030           275,118
Vanguard/Wellington Fund               1,324,543           215,585
Vanguard/Morgan Growth Fund              457,510           130,876
Vanguard Fixed Income Securities-
Long-Term Coporate Portfolio             645,498            40,376
Vanguard Index Trust-
500 Portfolio                          1,477,360           107,600
Vanguard/PRIMECAP Fund                   746,937           103,732
Loan Fund                                152,469             -
                                      $8,445,204        $1,573,165

                               SIGNATURE



   Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Savings and Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                    ADMINISTRATIVE COMMITTEE OF THE
                    AMENDED AND RESTATED CRANE CO.
                      SAVINGS AND INVESTMENT PLAN



                  D. S. Smith
                  -----------
                  D. S. Smith

                  A. I. duPont
                  ------------
                  A. I. duPont

                  J. R. Packard
                  -------------
                  J. R. Packard

                  R. A. DuBois
                  ------------
                  R. A. DuBois

                  G. A. Dickoff
                  -------------
                  G. A. Dickoff





Stamford, CT
June 28, 1999

      AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           DECEMBER 30, 1998

                                Shares/Principal                      Current
                                    Amount($)         Cost             Value
  Identity of Issue
Vanguard Money Market
  Reserves-Prime Portfolio*           8,834,639   $  8,834,639   $  8,834,639
Vanguard Windsor II*                  1,290,372     28,537,520     38,685,366
Vanguard Retirement Savings Trust*   14,720,682     14,720,682     14,720,682
Vanguard Wellington Fund*               443,738     11,519,409     13,032,583
Vanguard Morgan Growth Fund*            463,586      7,248,953      9,030,654
Crane Co. Stock Fund*                 1,548,050     37,082,370     68,330,914
Vanguard Index Trust - 500
  Portfolio*                             55,614      5,202,921      6,349,975
Vanguard/PRIMECAP Fund*                  98,568      3,891,264      4,682,986
Vanguard Fixed Income Securities -
  Long-Term Corporate Portfolio*        361,353      3,290,749      3,403,946
Loans to Participants**                   -          4,572,335      4,572,335
                                                  $124,900,842   $171,644,080



  *Represents a party-in-interest to the plan.
  **Loans have interest rates ranging from 7.00% to 10.50% and maturing in 1999 through 2008

      AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
            ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
          PERIOD FROM DECEMBER 31, 1997 TO DECEMBER 30, 1998

                          Cost of Assets    Proceeds      Cost of      Net Gain
                            Purchased      from Sales   Assets Sold    or (Loss)
                          --------------   ----------   -----------    ---------
Identity of Issue

Series of Transacions

Crane Co. Stock Fund*       $13,576,360   $10,175,911   $6,662,300   $3,513,611
Vanguard Money Market
Reserves-Prime Portfolio*   $ 7,982,037   $ 6,714,255   $6,714,255        -
Vanguard/Windsor II*        $10,139,416   $ 7,282,157   $5,145,869   $2,136,288
Vanguard Retirement
Savings Trust*              $ 5,722,557   $ 3,328,715   $3,328,715        -

   *Represents a party-in-interest to the plan.